AEM SPA

RECEIVED

2007 MAY -2 A 6:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SLS/SES/092/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY C

07023109

April 26, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

Encl.

Cod. 5968117 - 6/2003

AEM SPA

PRESS RELEASE

THE MEETING APPROVES THE FINANCIAL ACCOUNTS 2006
CONFIRMED GIANNI CASTELLI'S APPOINTMENT TO DIRECTOR
CONFERRED THE AUDIT ENGAGEMENT TO PRICEWATERHOUSECOOPERS S.P.A. FOR THE YEARS 2007 TO 2015

Milan, 26 April 2007 – The Aem S.p.A. Shareholder's Meeting convened today at a first meeting and resolved:

a) to approve:

- the Board of Directors operations report;
- the financial position, respective profit and loss account and the explanatory notes for the year recording a profit of euro 176,702,774 as submitted by the Board of Directors, fully and in detail, with the proposed allocations and provisions including the "Transition to the international accounting standards IAS/IFRS" and relative effects;

b) to allocate the year's profit, equal to euro 176,702,774, as follows:

- euro 8,835,139 to legal reserve;
- euro 17,890,000 to reserve as under art. 6, paragraph 2, Legislative Decree 28 February 2005, no. 38;
- euro 0.07 for each ordinary share that will be in circulation at the issue date, excluding the company's own share portfolio on that date and the remaining sum to Other Reserves.

The dividend does not attract any tax credit and, depending on the recipient, is subject to withholding tax at source or contributes in part towards taxable income. The dividend will be in payment from 21 June 2007 with coupon no.9 date of issue 18 June 2007.

* * *

The Meeting also resolved to:

- confirm Gianni Castelli as Director, co-opted from the Board of Directors on 28 February, whose appointment will expire, together with that of the other Directors in office, at the Meeting to approve the financial accounts on 31 December 2007; Dr. Castelli is a non-executive and not independent Director under the terms of the Code of Conduct for Listed Companies – March 2006 edition;
- confer the audit engagement to PricewaterhouseCoopers S.p.A. for the years 2007 to 2015.

For further information:

Media Relations - AEM S.p.A.– Biagio Longo Tel. 027720.4582/3487775161

Investor Relations - AEM S.p.A. Tel. 027720.3879 ir@aem.it

www.aem.it

END